Nasdaq Regulation

Arnold Golub
Vice President
Listing Qualifications

Nasdaq

June 30, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on June 29, 2021, The Nasdaq Stock Market LLC (the "Exchange") received from Taboola.com Ltd. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Ordinary Shares, no par value per share

Warrants, each warrant to purchase one Ordinary Share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

Sincerely,